UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SYNBIOTICS CORPORATION

(Name of Issuer)

Common Stock
(Title of Class of Securities)

871566105

(CUSIP Number)

Timothy E. Hoberg, Esq.
Taft, Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, Ohio 45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 871566105

1.	Name of Reporting Person: Redwood West Coast, LLC		I.R.S. Identification Nos. of above persons (entities only): 01-0551384

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds : WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 21,796,668 - See Item 5(b)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 21,796,668 - See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,796,668 - See Item 5(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 44.3%

14.	Type of Reporting Person : OO

CUSIP No. 871566105

1.	Name of Reporting Person: Jerry L. Ruyan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds : PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 2,212,315 - See Item 5(b)

	8.	Shared Voting Power: 23,591,603 - See Item 5(b)

	9.	Sole Dispositive Power: 2,212,315 - See Item 5(b)

	10.	Shared Dispositive Power: 23,591,603 - See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,803,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 52.5%

14.	Type of Reporting Person : IN

CUSIP No. 871566105

1.	Name of Reporting Person: Thomas A. Donelan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds : PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 450,690 - See Item 5(b)

		8.	Shared Voting Power: 23,591,603 - See Item 5(b)

		9.	Sole Dispositive Power: 450,690 - See Item 5(b)

		10.	Shared Dispositive Power: 23,591,603 - See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,042,293 - See Item 5(a)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

	13.	Percent of Class Represented by Amount in Row (11): 48.9%

	14.	Type of Reporting Person : IN

CUSIP No. 871566105

1.	Name of Reporting Person: Christopher P. Hendy		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds : PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 662,120 - See Item 5(b)

	8.	Shared Voting Power: 23,591,603 - See Item 5(b)

	9.	Sole Dispositive Power: 662,120 - See Item 5(b)

	10.	Shared Dispositive Power: 23,591,603 - See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,253,723 - See Item 5(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 49.3%

14.	Type of Reporting Person : IN

CUSIP No. 871566105

1.	Name of Reporting Person: Redwood Holdings, Inc.	I.R.S. Identification Nos. of above persons (entities only): 31-1574894

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds : WC & AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio corporation

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes

Certain Shares : ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person : CO

CUSIP No. 871566105

1.	Name of Reporting Person: Redwood Holdings, LLC		I.R.S. Identification Nos. of above persons (entities only): 20-0318189

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds : WC & AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: -0-

	8.	Shared Voting Power: 23,341,603 - See Item 5(b)

	9.	Sole Dispositive Power: -0-

	10.	Shared Dispositive Power: 23,341,603 - See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,341,603 - See Item 5(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 47.5%

14.	Type of Reporting Person : OO

CUSIP No. 871566105

1.	Name of Reporting Person: Remington Capital, LLC	I.R.S. Identification Nos. of above persons (entities only): 20-1660997

2.	Check the Appropriate Box if a Member of a Group :
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds : WC & AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 250,000 - See Item 5(b)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 250,000 - See Item 5(b)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 250,000 - See Item 5(a)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%

14.	Type of Reporting Person : OO

This Amendment No. 3 to Schedule 13D is filed by Redwood West Coast, LLC, Jerry L. Ruyan, Thomas A. Donelan, Christopher P. Hendy, Redwood Holdings, Inc., Redwood Holdings, LLC and Remington Capital, LLC. Messrs. Ruyan, Hendy and Donelan are members of, and serve on the Management Committee of, Redwood West Coast, LLC. Pursuant to the terms of the Operating Agreement for Redwood West Coast, LLC, all shared voting and shared dispositive authority over the securities reflected in this Schedule 13D related to the shares of Series C Preferred Stock and Common Stock is vested in the Management Committee. Additionally, Messrs. Hendy and Donelan are Co-Managers of Redwood West Coast, LLC.

This filing further amends the Schedule 13D dated January 25, 2002, amended previously by Amendment No. 1 dated November 27, 2002 and Amendment No. 2 dated March 26, 2003.

This Amendment No. 3 is filed to amend Items 2, 3, 4 and 5 as follows:

Item 2. Identity and Background

Redwood West Coast, LLC

(a)	Redwood West Coast, LLC.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Redwood West Coast, LLC is a Delaware limited liability company organized to acquire voting securities of Synbiotics constituting at least a majority of its outstanding voting power and thereafter to hold such securities and control the operations of Synbiotics. Jerry L. Ruyan, Thomas A. Donelan, Christopher P. Hendy and Redwood Holdings, LLC are members of Redwood West Coast, LLC. Pursuant to the Operating Agreement for Redwood West Coast, LLC, all authority is vested in the Management Committee which is comprised of Messrs. Ruyan, Hendy and Donelan. Messrs. Hendy and Donelan are the Co-Managers of Redwood West Coast, LLC. Redwood West Coast, LLC’s business address is 9468 Montgomery Road, Cincinnati, Ohio 45242.

(d)	Redwood West Coast, LLC, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Redwood West Coast, LLC, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Redwood West Coast, LLC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Delaware limited liability company.

Jerry L. Ruyan

(a)	Jerry L. Ruyan.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Mr. Ruyan is primarily engaged in the business of investing in businesses which he believes will improve with better management. He conducts his investment activities from the address listed in (b) above.

(d)	Mr. Ruyan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Ruyan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Ruyan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Thomas A. Donelan

(a)	Thomas A. Donelan.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Redwood Venture Group, 9468 Montgomery Road, Cincinnati, Ohio 45242. Mr. Donelan serves on the Management Committee of Redwood West Coast, LLC and the Board of Directors of Synbiotics. Mr. Donelan is a Co-Manager of Redwood West Coast, LLC.

(d)	Mr. Donelan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Donelan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Donelan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Christopher P. Hendy

(a)	Christopher P. Hendy.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Redwood Venture Group, 9468 Montgomery Road, Cincinnati, Ohio 45242. Mr. Hendy serves on the Management Committee of Redwood West Coast, LLC and the Board of Directors of Synbiotics. Mr. Hendy is a Co-Manager of Redwood West Coast, LLC.

(d)	Mr. Hendy, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Mr. Hendy, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hendy being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Redwood Holdings, Inc.

(a)	Redwood Holdings, Inc.

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Redwood Holdings, Inc. was a 100% owned subsidiary of an employee stock ownership plan, the beneficial owners of which were Jerry L. Ruyan, Thomas A. Donelan, and Christopher P. Hendy. The plan was dissolved on June 30,2004 and all assets and liabilities were transferred to Redwood Holdings, LLC. Redwood Holdings, Inc.’s address is Redwood Venture Group, 9468 Montgomery Road, Cincinnati, Ohio 45242.

(d)	Redwood Holdings, Inc., during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Redwood Holdings, Inc., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Redwood West Coast, LLC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ohio corporation.

                    Redwood Holdings, LLC

(a)	Redwood Holdings, LLC

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Redwood Holdings, LLC is beneficially owned by Jerry L. Ruyan, Thomas A. Donelan and Christopher P. Hendy. Redwood Holdings, LLC’s address is Redwood Venture Group, 9468 Montgomery Road, Cincinnati, Ohio 45242.

(d)	Redwood Holdings, LLC, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Redwood Holdings, LLC, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Redwood West Coast, LLC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ohio limited liability company

                    Remington Capital, LLC

(a)	Remington Capital, LLC

(b)	9468 Montgomery Road, Cincinnati, Ohio 45242.

(c)	Remington Capital, LLC is a 100% indirectly owned subsidiary of Redwood Holdings, LLC. Remington Capital, LLC’s address is 9468 Montgomery Road, Cincinnati, Ohio 45242.

(d)	Remington Capital, LLC, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)	Remington Capital, LLC, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Redwood West Coast, LLC being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ohio limited liability company

Item 3. Source and Amount of Funds or Other Considerations.

Redwood West Coast, LLC held 2,800 shares of Series C Preferred Stock of Synbiotics Corporation pursuant to a Stock Swap Agreement dated October 31, 2002. Under the terms of the Series C Preferred Stock, such stock is convertible at any time into Common Stock by dividing each share of Series C Preferred Stock, valued at $1,000, by the conversion price, which was initially set at $0.12846. On April 7, 2005, Redwood West Coast, LLC converted 1,569 shares of Series C Preferred Stock into 12,215,907 shares of Common Stock.

During the period from March 26, 2003 until the date of this Amendment, the Reporting Persons received shares of Common Stock in lieu of cash dividends on the Series C Preferred Stock in the following amounts on the following dates:

June 12, 2003
Mr. Ruyan	170,591
Mr. Donelan	43,423
Mr. Hendy	52,727
Redwood Holdings, Inc.	117,133

March 11, 2004
Mr. Ruyan	147,570
Mr. Donelan	37,563
Mr. Hendy	45,612
Redwood Holdings, Inc.	353,535

September 7, 2004
Mr. Ruyan	240,287
Mr. Donelan	74,559
Mr. Hendy	84,688
Redwood Holdings, LLC	17,852

December 10, 2004
Mr. Ruyan	161,101
Mr. Donelan	49,989
Mr. Hendy	56,779
Redwood Holdings, LLC	22,622

March 3, 2005
Mr. Ruyan	220,721
Mr. Donelan	68,488
Mr. Hendy	77,792
Redwood Holdings, LLC	30,995

Mr. Ruyan disposed of 8,000 shares of Common Stock on January 5, 2004 and 14,000 shares of Common Stock on December 30, 2004 as gifts. On October 30, 2003, Mr. Hendy disposed of 10,000 shares of Common Stock as a gift.

Also, on September 23, 2004, Redwood Holdings, LLC purchased 100 shares of Series C Preferred Stock with funds from working capital and Remington Capital, LLC, an indirect subsidiary of Redwood Holdings, LLC, received a warrant to purchase 250,000 shares of Common Stock with an exercise price of $0.17 per share, in connection with a credit agreement between Remington Capital and Synbiotics.

Item 4. Purpose of Transaction.

The shares of Series C Preferred Stock, which were converted into shares of Common Stock that are the subject of this Schedule 13D, were acquired by Redwood West Coast, LLC pursuant to a Stock Swap Agreement dated October 31, 2002 between Redwood West Coast, LLC and Synbiotics Corporation. Pursuant to the terms of the Stock Swap Agreement, Redwood West Coast, LLC exchanged its 2,800 shares of Series B Preferred Stock of Synbiotics Corporation for 2,800 shares of Series C Preferred Stock of Synbiotics Corporation. These shares are convertible into 21,796,668 shares of Common Stock at any time. On April 7, 2005, Redwood West Coast, LLC converted 1,569 shares of Series C Preferred Stock into 12,215,907 shares of Common Stock. In addition, under certain circumstances as set forth in the Stock Swap Agreement, Redwood West Coast, LLC may be issued additional shares of Series C Preferred Stock by Synbiotics Corporation.

Each share of Series C Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing each share of Series C Preferred Stock, valued at $1,000, by the conversion price — initially set at $0.12846. The conversion price is subject to adjustment as set forth in the Certificate of Determination, as amended, establishing the Series C Preferred Stock including, without limitation, adjustments for stock splits, dividends and issuances by Synbiotics Corporation of additional shares of its Common Stock at prices below the applicable conversion price.

Holders of Series C Preferred Stock are entitled to vote with the holders of the Common Stock, as a single class, on each matter submitted to the shareholders of Synbiotics Corporation. Each share of Series C Preferred Stock represents that number of votes that equals the number of shares of Common Stock into which such shares of Series C Preferred Stock may be converted at the applicable conversion price. The voting rights granted to the holders of Series C Preferred Stock apply at all times. In addition, holders of Series C Preferred Stock, voting as a single class, have the ability to amend certain terms of such preferred stock. Accordingly, the Reporting Persons are deemed to have shared voting power over all of the shares reflected in this Schedule 13D related to the Series C Preferred Stock.

Redwood West Coast, LLC acquired the Common Stock and Series C Convertible Preferred Stock reflected in this Schedule 13D for purposes of controlling Synbiotics Corporation. Synbiotics Corporation has restructured its Board of Directors so that Redwood West Coast, LLC designees occupy 2 of the 3 seats on its Board. The Redwood West Coast, LLC Board seats are held by Messrs. Hendy and Donelan.

Redwood West Coast, LLC may purchase additional shares of Common Stock of Synbiotics Corporation, either in open market or privately negotiated transactions, for the purpose of increasing its ownership percentage of Synbiotics Corporation. Redwood West Coast, LLC notes that Synbiotics Corporation’s auditors have given it a “going concern” opinion because its cash position will not be sufficient to fund its operations and service its debt for the next twelve months if it also pays a $1,000,000 contractual obligation when it becomes due in July 2005. Redwood West Coast, LLC is considering the options that may be available to it and to Synbiotics Corporation with respect to such matters and other possible cash needs of Synbiotics Corporation. This involves, in part, consideration of whether Synbiotics Corporation should seek additional capital and whether the best interests of Synbiotics Corporation and its stockholders would be served by Synbiotics Corporation remaining a publicly held company or by becoming privately held.

Except as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

4.1	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

4.2	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

4.3	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

4.4	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

4.5	Any material change in the present capitalization or dividend policy of the issuer;

4.6	Any other material change in the issuer’s business or corporate structure;

4.7	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

4.8	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

4.9	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

4.10	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

According to its Form 10-K filed with the Securities and Exchange Commission on March 22, 2005, as of March 21, 2005, Synbiotics Corporation had 21,606,126 shares of its Common Stock outstanding. After factoring in the conversion of the shares reported in this Amendment, the remaining 1,231 shares of Series C Preferred Stock held by Redwood West Coast, LLC, the 100 shares of Series C Preferred Stock owned by Redwood Holdings, LLC, the conversion of 150 shares of Series C Preferred Stock held by others and the warrants to acquire 250,000 shares of Common Stock by each of Remington Capital, LLC and Comerica Bank, Redwood West Coast LLC is deemed to beneficially own 44.3% of the outstanding Common Stock of Synbiotics Corporation, Redwood Holdings, LLC is deemed to beneficially own 47.5% of the outstanding Common Stock, Remington Capital is deemed to beneficially own 0.1% of the outstanding Common Stock, and the other Reporting Persons are deemed to beneficially own the following percentages of the outstanding Common Stock:

		Holdings of Redwood West Coast,
		LLC, Redwood Holdings, LLC, and	% Beneficially
Reporting Person	Personal Account	Remington Capital, LLC	Owner

Jerry L. Ruyan	2,212,315	23,591,603	52.5

Thomas A. Donelan	450,690	23,591,603	48.9

Christopher P. Hendy	662,120	23,591,603	49.3

(a)	See pages 2 — 12, nos. 11 and 13. For Redwood West Coast, LLC, includes 9,580,761 shares issuable upon conversion of the Series C Preferred Stock. For Messrs. Ruyan, Donelan and Hendy, includes 9,580,761 shares issuable upon conversion of the Series C Preferred Stock held by Redwood West Coast, 778,452 shares issuable upon conversion of the Series C Preferred Stock held by Redwood Holdings, LLC, 766,483 shares of Common Stock held by Redwood Holdings, LLC and warrants to acquire 250,000 shares of Common Stock held by Remington Capital, LLC. For Redwood Holdings, LLC, includes includes 9,580,761 shares issuable upon conversion of the Series C Preferred Stock held by Redwood West Coast, 778,452 shares issuable upon conversion of the Series C Preferred Stock held by Redwood Holdings, LLC, 766,483 shares of Common Stock held by Redwood Holdings, LLC. For Remington Capital, LLC, includes warrants to acquire 250,000 shares of Common Stock. Such shares of preferred stock and warrants are convertible within 60 days. Messrs. Ruyan, Donelan and Hendy have shared voting power and shared dispositive power over all of the shares related to the Series C Preferred Stock and warrants to acquire Common Stock reflected in this filing. Redwood Holdings, LLC has shared voting power and shared dispositive power over the shares of Common Stock it holds and the Series C Preferred Stock held by it and Redwood West Coast, LLC.

(b)	See pages 2 — 12, nos. 7-10. For Redwood West Coast, LLC, includes 9,580,761 shares issuable upon conversion of the Series C Preferred Stock. For Messrs. Ruyan, Donelan and Hendy, includes 9,580,761 shares issuable upon conversion of the Series C Preferred Stock held by Redwood West Coast, 778,452 shares issuable upon conversion of the Series C Preferred Stock held by Redwood Holdings, LLC, 766,483 shares of Common Stock held by Redwood Holdings, LLC and warrants to acquire 250,000 shares of Common Stock held by Remington Capital, LLC. For Redwood Holdings, LLC, includes includes 9,580,761 shares issuable upon conversion of the Series C Preferred Stock held by Redwood West Coast, 778,452 shares issuable upon conversion of the Series C Preferred Stock held by Redwood Holdings, LLC, 766,483 shares of Common Stock held by Redwood Holdings, LLC. For Remington Capital, LLC, includes warrants to acquire 250,000 shares of Common Stock. Such shares of preferred stock and warrants are convertible within 60 days. Messrs. Ruyan, Donelan and Hendy have shared voting power and shared dispositive power over all of the shares related to the Series C Preferred Stock and warrants to acquire Common Stock reflected in this filing. Redwood Holdings, LLC has shared voting power and shared dispositive power over the shares of Common Stock it holds and the Series C Preferred Stock held by it and Redwood West Coast, LLC. Mssrs. Ruyan, Donelan and Hendy each has sole voting power and sole dispositive power over all the shares he holds in his personal account reflected in this filing.

(c)	Other than as set forth above in Item 3, the Reporting Persons have made no transactions with respect to Synbiotics Corporation securities in the last 60 days.

(d)	None.

(e)	Not Applicable.

Item 7. Material to be filed as Exhibits.

1. Joint Filing Agreement
2. Power of Attorney for Redwood Holdings, LLC
3. Power of Attorney for Remington Capital, LLC

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

REDWOOD WEST COAST, LLC

/s/ *	/s/ *

Jerry L. Ruyan	Christopher P. Hendy, Co-Manager
Dated: April 19, 2005	Dated: April 19, 2005

REDWOOD HOLDINGS, INC.

/s/ *	/s/ *

Thomas A. Donelan	Thomas A. Donelan, President
Dated: April 19, 2005	Dated: April 19, 2005

REDWOOD HOLDINGS, LLC

/s/ *	/s/ *

Christopher P. Hendy	Thomas A. Donelan, Co-Manager
Dated: April 19, 2005	Dated: April 19, 2005

*By TIMOTHY E. HOBERG, ATTORNEY-IN-FACT
REMINGTON CAPITAL, LLC

/s/ *	/s/ Timothy E. Hoberg

Jerry L. Ruyan, President	Timothy E. Hoberg
Dated: April 19, 2005	Dated: April 19, 2005

Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D, Amendment No. 3 (including amendments thereto) with respect to the Series C Preferred Stock and Common Stock of Synbiotics Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

April 19, 2005

REDWOOD WEST COAST, LLC	REDWOOD HOLDINGS, INC.

/s/ Christopher P. Hendy	/s/ Thomas A. Donelan

Christopher P. Hendy, Co-Manager	Thomas A. Donelan, President

REDWOOD HOLDINGS, LLC	REMINGTON CAPITAL, LLC

/s/ Thomas A. Donelan	/s/ Jerry L. Ruyan

Thomas A. Donelan, Co-Manager	Jerry L. Ruyan, President

/s/ Jerry L. Ruyan	/s/ Thomas A. Donelan

Jerry L. Ruyan	Thomas A. Donelan

/s/ Christopher P. Hendy

Christopher P. Hendy

Exhibit 2

Power of Attorney

     The undersigned, Redwood Holdings, LLC, hereby appoints Timothy E. Hoberg and Patricia O. Lowry, or either of them, as its true and lawful attorney-in-fact to sign on its behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by it pursuant to Section 13(d) of the Securities Exchange Act of 1934 and related to Synbiotics Corporation.

     IN WITNESS WHEREOF, Redwood Holdings, LLC has caused this Power of Attorney to be executed on its behalf this 18th day of April, 2005.

REDWOOD HOLDINGS, LLC

/s/ Thomas A. Donelan

Thomas A. Donelan, Co-Manager

Exhibit 3

Power of Attorney

     The undersigned, Remington Capital, LLC, hereby appoints Timothy E. Hoberg and Patricia O. Lowry, or either of them, as its true and lawful attorney-in-fact to sign on its behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by it pursuant to Section 13(d) of the Securities Exchange Act of 1934 and related to Synbiotics Corporation.

     IN WITNESS WHEREOF, Remington Capital, LLC has caused this Power of Attorney to be executed on its behalf this 18th day of April, 2005.

REMINGTON CAPITAL, LLC

/s/ Jerry L. Ruyan
Jerry L. Ruyan, President